EXHIBIT 12




             CATERPILLAR FINANCIAL SERVICES CORPORATION

               STATEMENT SETTING FORTH COMPUTATION OF
                  RATIO OF PROFIT TO FIXED CHARGES
                             (Unaudited)
                        (Dollars in Millions)


                                           Years ended December 31,

                                      1997      1996      1995

Net Income                         $  94.2   $  75.6   $  65.2

Add:
  Provision for income taxes          53.5      40.2      38.5

Deduct:
  Equity in profit of                (2.6)     (2.2)     (1.4)
partnerships

Profit before taxes                $ 145.1   $ 113.6   $ 102.3

Fixed charges:
  Interest on borrowed funds       $ 366.7   $ 315.4   $ 298.4
  Rentals at computed interest*        3.2       2.5       1.8

Total fixed charges                $ 369.9   $ 317.9   $ 300.2

Profit before taxes plus fixed     $ 515.0   $ 431.5   $ 402.5
charges

Ratio of profit before taxes
plus                                  1.39      1.36      1.34
  fixed charges to fixed charges

*Those portions of rent expense that are representative of interest cost.